UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On November 25, 2013, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of directors of Kookmin Bank

With respect to the agenda item above, the nominees were as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jae Hwan Park (Re-appointment) (12/10/1947)	Chairman of Risk Management Committee, Kookmin Bank

•   Deputy President, Korea Housing Finance Corporation

•   Deputy Governor, Bank of Korea

•   Head of Monetary Policy Department, Bank of Korea

•   Head of Financial Markets Department, Bank of Korea

•   Head of Jeju Branch, Bank of Korea

•   Head of Press Office, Bank of Korea

			• M.A. in Economics, University of Illinois • B.A. in Economics, Korea University • Kyeongbuk High School	Republic of Korea	1 year (11/26/2013 – 11/25/2014)

Ok Rial Song (New appointment) (11/12/1969)	Professor, College of Law, Seoul National University

•   (Current) Member of Financial Development Council, Financial Services Commission

•   (Current) Editorial Director, Korean Law and Economics Association

•   (Current) Editorial Director, Korea Commercial Law Association

•   Member of Special Committee on Commercial Law, Ministry of Justice

•   Non-executive Director, Goldman Sachs Asset Management Korea

•   Visiting Professor of Law, Columbia Law School

•   Kim & Chang, Associate Attorney

			• S.J.D., Harvard Law School • LL.M., Harvard Law School • M.A. in Law (Commercial Law), Seoul National University • B.A. in Law, Seoul National University	Republic of Korea	2 year (11/26/2013 – 11/25/2015)

Note: Mr. Jae Hwan Park and Mr. Ok Rial Song will be registered as non-executive directors of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 25, 2013	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO